FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 30 October 2015
Exhibit No. 2	Director/PDMR Shareholding dated 10 November 2015
Exhibit No. 3	Publication of Prospectus dated 23 November 2015

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital changes - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 October 2015:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 October 2015
Ordinary shares of £1	11,573,920,283	4	46,295,681,132
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,574,820,283		46,299,281,132

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

The Royal Bank of Scotland Group plc
10 November 2015

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH DTR 3.1.2R AND DTR 3.1.4R

1. The Royal Bank of Scotland Group plc (the "Company") announces that ordinary shares of £1 each in the Company ("Shares") were delivered to the PDMRs on 10 November 2015, as set out below.

The Shares delivered represent payment of a fixed share allowance for the six month period ended 31 December 2015.

    The number of Shares delivered, the number of Shares sold to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

PDMR	No. of Shares delivered	No. of Shares sold to satisfy associated tax liability	No. of Shares retained
Elaine Arden	44,888	21,130	23,758
Mark Bailie	124,906	58,795	66,111
Chris Marks	124,906	58,795	66,111
Leslie Matheson	85,873	40,421	45,452
Ross McEwan	156,133	73,493	82,640
Simon McNamara	93,680	44,096	49,584
Jonathan Pain	46,839	22,048	24,791
Alison Rose	93,680	44,096	49,584
David Stephen	101,486	47,771	53,715
Ewen Stevenson	124,906	58,795	66,111
David Wheldon	35,130	16,536	18,594

    The market price used to determine the number of Shares delivered was £3.2024. Shares retained after payment of associated tax liabilities are held on behalf of PDMRs in the Computershare Retained Share Nominee account and will be released in instalments over a five year retention period.

     In February 2015, Mr McEwan confirmed that he did not intend to benefit from his 2015 fixed share allowance.  In light of this commitment, he will transfer the net of tax Shares retained to charity when they are released over the course of the five year retention period.

2. The Company also announces that on 9 November 2015 it was notified that Elaine Arden, a PDMR, had sold 62,500 Shares on that date, at a price of £3.2277 per share.

For further information contact:-
RBS Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Exhibit No. 3

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 23 November 2015.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/6644G_-2015-11-23.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Matthew Richardson
Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate

London EC2M 4RB

TEL: +44 20 7678 1800
FAX: +44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Date: 30 November 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary